Exhibit 2.2

Description of securities

The shares of Tenaris S.A. (the “Company”) are listed on the Mexican Stock Exchange and its ADSs are listed on the NYSE under the symbol “TS”. The shares are also listed on the Italian Stock Exchange under the symbol “TEN”. Trading on the NYSE and the Mexican Stock Exchange began on December 16, 2002, and trading on the Italian Stock Exchange began on December 17, 2002.

Memorandum and Articles of Association

The Company’s authorized share capital is fixed by the Company’s articles of association as amended from time to time with the approval of shareholders at an extraordinary general shareholders’ meeting. The Company has an authorized share capital of a single class of 2,500,000,000 shares having a nominal value of $1.00 per share. There were 1,071,994,930 shares issued as of the date of this annual report, including treasury shares. All issued shares are fully paid. As at the end of the first and second tranches of the $1.2 billion share buyback program announced by the Company on May 27, 2025, the Company had repurchased 62,355,174 shares, which are held in treasury and are expected to be cancelled in the upcoming extraordinary shareholders meeting scheduled to be held on May 12, 2026.

The Company’s articles of association authorize the board of directors, or any delegate(s) duly appointed by the board of directors, to issue shares within the limits of the authorized share capital against contributions in cash, contributions in kind or by way of available reserves, at such time and on such terms and conditions, including the issue price, as the board of directors, or its delegate(s), may in its or their discretion resolve.

The Company’s extraordinary shareholders’ meeting held on May 6, 2025, approved the renewal for an additional five-year period of the authorization granted to the board of directors to waive, suppress or limit any preemptive subscription rights of shareholders provided for by law to the extent it deems such waiver, suppression or limitation advisable for any issue or issues of shares within the authorized share capital; and have waived any preemptive subscription rights provided for by law and related procedures. However, under the Company’s articles of association, the Company’s existing shareholders shall have a preferential right to subscribe for any new shares issued pursuant to the authorization granted to its board of directors, except in the following cases (in which cases no preemptive subscription rights shall apply):

  any issuance of shares (including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares) against a contribution other than in cash; and
  any issuance of shares (including by way of free shares or at discount), up to an amount equal to 1.5% of the issued share capital of the Company, to directors, officers, agents or employees of the Company, its direct or indirect subsidiaries, or its affiliates, including, without limitation, the direct issuance of shares or upon the exercise of options, rights convertible into shares, or similar instruments convertible or exchangeable into shares, issued for the purpose of compensation or incentive for any such persons or in relation thereto (which the board of directors shall be authorized to issue upon such terms and conditions as it deems fit).

Amendments to the Company’s articles of association require the approval of shareholders at an extraordinary shareholders’ meeting with a two-thirds majority vote of the shares represented at the meeting.

The Company is controlled by San Faustin, which as of December 31, 2025 owned 66.13% of the Company’s issued share capital (and held 70.07% of the voting rights) through its wholly owned subsidiary Techint Holdings, the holder of record of the above-mentioned Tenaris shares. RP STAK holds voting rights in San Faustin sufficient in number to control San Faustin. No person or group of persons controls RP STAK.

As of December 31, 2025, (i) 28.17% of the Company’s issued share capital was publicly traded on the Italian Stock Exchange and the Mexican Stock Exchange; in addition, the Company’s ADSs trade on the NYSE; (ii) 0.08% of the Company’s issued share capital was held by the Company’s directors and senior management as a group; and (iii) the remaining 5.61% of the Company’s issued share capital was held in treasury.

Dividends

Subject to applicable law, all issued shares (including shares underlying ADSs) are entitled to participate equally in dividends when, as and if declared by the shareholders at the annual general shareholders’ meeting, out of funds legally available for such purposes. Treasury shares are not entitled to dividend distributions.

Dividends may be lawfully declared and paid if the Company’s net profits and distributable reserves are sufficient under Luxembourg law. The amount and payment of dividends must be approved by a majority vote at a general shareholders’ meeting, generally, but not necessarily, based on the recommendation of the Company’s board of directors. Under Article 21 of the Company’s articles of association, the board of directors has the power to distribute interim dividends out of profits, share premium or any other available reserves, in accordance with applicable law, in particular in accordance with the conditions set forth in Article 461-3 of the Luxembourg Company Law. Such dividend payments must be finally approved by the general shareholders’ meeting. On February 18, 2026, the Company announced that, upon approval of the Company’s 2025 annual accounts, the board of directors would submit a proposal on dividends for approval of the annual general meeting of shareholders scheduled to be held on May 12, 2026.

As provided by Article 21 of the Company’s articles of association, dividends or other distributions declared by the general meeting as well as interim dividends or other distributions declared by the board of directors will be distributed at the times and places determined by the board of directors. The Company will make any and all dividend payments and any other distributions in respect of shares registered in the name of any securities settlement system or operator of such a system or in the name of any financial institution or other professional depositary of securities or any other depositary, whether in cash, shares or other assets, only to such registered holder, or otherwise in accordance with such registered holder’s instructions, and, as provided by Article 21 of the Company’s articles of association, that payment shall release the Company from any and all obligations for such payment.

The Company conducts and will continue to conduct its operations through subsidiaries and, accordingly, its main source of cash to pay dividends, among other possible sources, will be the dividends received from its subsidiaries.

Under Luxembourg law, claims for dividends will lapse in favor of the Company five years after the date such dividends are declared. However, the Company may elect to pay a declared dividend after such period. Declared and unpaid dividends held by the Company for the account of its shareholders do not bear interest.

Pursuant to Luxembourg law, at least 5% of our net profits per year must be allocated to the creation of a legal reserve until such reserve has reached an amount equal to 10% of the Company’s issued share capital. If the legal reserve later falls below the 10% threshold, at least 5% (or such lower amount required to reach the 10% threshold) of net profits again must be allocated toward the reserve. As of December 31, 2025, the Company’s legal reserve represented 10% of its share capital. The legal reserve is not available for distribution.

Shareholders’ Meetings; Voting Rights; Election of Directors

Each share entitles the holder thereof to one vote at the Company’s general shareholders’ meetings, provided that, under Luxembourg law, voting rights with respect to treasury shares shall be suspended for so long as such shares are held. Shareholder action by written consent is not permitted, but proxy voting is permitted. Notices of general shareholders’ meetings are governed by the provisions of Luxembourg law and the Company’s articles of association. Pursuant to applicable Luxembourg law, the Company must give notice of the calling of any general shareholders’ meeting at least 30 days prior to the date for which the meeting is being called, by publishing the relevant convening notice in the Recueil Electronique des Sociétés et Associations (Luxembourg’s electronic official gazette) and in a leading newspaper having general circulation in Luxembourg and by issuing a press release informing of the calling of such meeting. In case the Company’s shares are listed on a foreign regulated market, notices of general shareholders’ meetings shall also comply with the requirements (including as to content and publicity) and follow the customary practices of such regulated market.

Pursuant to the Company’s articles of association, for as long as the shares or other securities of the Company are listed on a regulated market within the EU (as they currently are), and unless otherwise provided by applicable law, only shareholders holding shares as of midnight, central European time, on the day that is fourteen days prior to the day of any given general shareholders’ meeting can attend and vote at such meeting. The board of directors may determine other conditions that must be satisfied by shareholders in order to participate in a general shareholders’ meeting in person or by proxy, including with respect to deadlines for submitting supporting documentation to or for the Company.

No attendance quorum is required at ordinary general shareholders’ meetings, and resolutions may be adopted by a simple majority of the votes validly cast, irrespective of the number of shares present or represented. Unless otherwise provided by applicable law, an extraordinary general shareholders’ meeting may not validly deliberate on proposed amendments to the Company’s articles of association unless a quorum of at least half of the share capital is represented at the meeting. If a quorum is not reached at the first extraordinary shareholders’ meeting, a second extraordinary shareholders’ meeting may be convened in accordance with the Company’s articles of association and applicable law, and such second extraordinary general shareholders’ meeting shall validly deliberate regardless of the number of shares represented. In both cases, the Luxembourg Company Law and the Company’s articles of association require that any resolution of an extraordinary general shareholders’ meeting as to amendments to the Company’s articles of association be adopted by a two-thirds majority of the votes validly cast at the meeting. If a proposed resolution consists of changing the Company’s nationality or of increasing the shareholders’ commitments, the unanimous consent of all shareholders is required.

Cumulative voting is not permitted. The Company’s articles of association do not provide for staggered terms and directors are elected for a maximum of one year but may be reappointed or removed at any time, with or without cause, by the general shareholders’ meeting, by resolution passed by a simple majority vote of the shares validly cast at the meeting. In the case of a vacancy occurring in the board of directors, the remaining directors shall have the right to temporarily fill such vacancy with a temporary director appointed by resolution adopted with the affirmative vote of a majority of the remaining directors; provided that the next general shareholder’s meeting shall be called upon to ratify such appointment. The term of any such temporary director elected to fill a vacancy shall expire at the end of the term of office of the replaced director.

The articles of association provide that annual general shareholders’ meetings shall meet in Luxembourg within six months from the end of the previous financial year at the date, place and hour indicated in the convening notice. The rights of the shareholders attending the meetings are governed by the Shareholders’ Rights Law.

Holders of shares deposited in fungible securities accounts have the same rights and obligations as holders of shares recorded in the Company’s share register. However, in order to be able to participate in and vote at shareholders’ meetings of the Company, the former must submit, prior to the relevant meetings, reasonably satisfactory evidence to the Company as to the number of shares held on the applicable record date for such meetings. For as long as the shares or the other securities of the Company are listed on a regulated market within the EU, participation in a shareholders’ general meeting shall inter alia be subject to the relevant shareholder holding shares of the Company on the fourteenth day midnight Central European Time prior to the meeting (unless otherwise provided for by applicable law).

Holders of ADSs only have those rights that are expressly granted to them in the deposit agreement. ADS holders may not attend or directly exercise voting rights in shareholder’ meetings, but holders of record of our ADSs as of the relevant ADS holders’ record date set for any given general shareholders’ meeting are entitled to instruct the Depositary as to the exercise of the voting rights in respect of the shares underlying such holder’s ADSs at such meeting. Holders of ADSs maintaining non-certificated positions must follow voting instructions given by their broker or custodian bank.

Appraisal Rights

In the event the Company’s shareholders approve:

  the delisting of the shares from all stock exchanges where the shares are listed at that time;
  a merger in which the Company is not the surviving entity (unless the shares or other equity securities of such entity are listed on the New York or London stock exchanges);
  a sale, lease, exchange or other disposition of all or substantially all of the Company’s assets;
  an amendment of our articles of association that has the effect of materially changing the Company’s corporate purpose;
  the relocation of the Company’s domicile outside of the Grand Duchy of Luxembourg; or
  amendments to the Company’s articles of association that restrict the rights of the Company’s shareholders.

Dissenting or absent shareholders have the right to have their shares repurchased by the Company at (i) the average market value of the shares over the 90 calendar days preceding the applicable shareholders’ meeting or (ii) in the event that the shares are not traded on a regulated market, the amount that results from applying the proportion of the Company’s equity that the shares being sold represent over the Company’s net worth as of the date of the applicable shareholders’ meeting.

Dissenting or absent shareholders must present their claim within one month following the date of the shareholders’ meeting and supply the Company with evidence of their shareholding at the time of such meeting. The Company must (to the extent permitted by applicable laws and regulations and in compliance therewith) repurchase its shares within six months following the date of the shareholders’ meeting.

If delisting from one or more, but not all, of the stock exchanges where the shares are listed is approved in the shareholders’ meeting, only dissenting or absent shareholders with shares held through participants in the local clearing system for that market or markets can exercise this appraisal right if:

  they held the shares as of the date of the announcement by the Company of its intention to delist or as of the date of publication of the first convening notice for the general shareholders’ meeting that approved the delisting; and
  they present their claim within one month following the date of the general shareholders’ meeting and supply evidence of their shareholding as of the date of the Company’s announcement or the publication of the first convening notice to the meeting.

In the event a shareholder exercises its appraisal rights, applicable Luxembourg law provisions shall apply.

Holders of ADSs may not be able to exercise, or may encounter difficulties in the exercise of, certain rights afforded to shareholders, including appraisal rights.

American Depositary Shares

Deutsche Bank Trust Company Americas acted as depositary under the ADSs deposit agreement. As long as the deposit agreement remains in effect, the Company will furnish the Depositary with:

  its annual reports; and
  copies of all notices of shareholders’ meetings and other reports and communications that are made generally available to the Company’s shareholders.

The Depositary will, as provided in the deposit agreement and if requested in writing by the Company, arrange for the mailing of such reports, notices and communications to all record holders of ADSs, on a basis similar to that for holders of shares, or on such other basis as the Company may advise the Depositary may be required by any applicable law or regulation, or any requirement of any stock exchange to which the Company may be subject. Any reports and communications, including any proxy solicitation material, shall be furnished in English to the extent such materials are required to be translated into English pursuant to any regulations of the SEC.

Any record holder of ADSs may read the reports, notices, and other communications including any proxy solicitation material at the Depositary’s office located at One Columbus Circle, New York, New York 10019.

In addition, such reports, notices and other communications are made available to all shareholders and holders of ADSs on the Company’s website at: https://ir.tenaris.com/investor-relations.

1

According to the Company’s deposit agreement, holders of ADSs may have to pay to the Depositary, either directly or indirectly, fees or charges up to the amounts set forth below:

  a fee of $5.00 (or less) per 100 ADSs (or portion of 100 ADSs) for: issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property; and cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates;
  a fee of $0.02 (or less) per ADSs for any cash distribution to ADS registered holders, excluding cash dividend;
  any charges for taxes and other governmental charges that the Depositary or the custodian may be required to pay on any ADS or share underlying an ADS (e.g., share transfer taxes, stamp duty or withholding taxes); and any charges incurred by the Depositary or its agents for servicing the depositary securities;
  registration or transfer fees for transfer and registration of shares on our share register to or from the name of the Depositary or its agent when you deposit or withdraw shares;
  expenses of the Depositary for cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) and conversion of foreign currency;
  a fee equivalent to the fee that would be payable if securities distributed to ADS holders had been shares and the shares had been deposited for issuance of ADSs for distribution of securities distributed to holders of deposited securities which are distributed by the Depositary to ADS registered holders; and
  as necessary, charges for any costs incurred by the Depositary or its agents for servicing the deposited securities.

The Depositary collects its fees for delivery and surrender of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The Depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The Depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The Depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

Under the deposit agreement with the Depositary, the Depositary is not liable to holders of ADSs, except that the Depositary agrees to perform its obligations specifically set forth therein without gross negligence and willful misconduct.